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SEC FILE NUMBER
8 - 32480

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2007 (MM/DD/YY) AND ENDING 6/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Foreside Distribution Services, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, Suite 302
(No. and Street)

BEST AVAILABLE COPY

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614-416-8821
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

SEC Mail Processing Section

OCT 02 2008

Washington, DC 101

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED

NOV 06 2008

THOMSON REUTERS

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

10/28/08

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foreside Distribution Services, L.P., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Financial and Operations Principal
Title

Sworn to before me and signed in my presence by Ed Pike 9/25/08

[signature]
Ar[illegible]ber Patterson, Notary Public, State of OH
My Commission Expires 8/11/13

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Foreside Distribution Services, L.P.
(A Wholly-Owned Subsidiary of
Foreside Financial Group, LLC),
formerly BISYS Fund Services
Limited Partnership

Report on Financial Statements
(With Supplementary Information)

Year Ended June 30, 2008

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Partners
Foreside Distribution Services, L.P.

We have audited the accompanying statement of financial condition of Foreside Distribution Services, L.P. (a wholly-owned subsidiary of Foreside Financial Group, LLC), formerly BISYS Fund Services Limited Partnership, as of June 30, 2008, and the related statements of income, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foreside Distribution Services, L.P. as of June 30, 2008, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
September 29, 2008

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash and cash equivalents	$ 2,749,288
Distribution fees receivable	1,320,791
Prepaid expenses	27,082
Other receivables, net of allowance for doubtful accounts of $18,752	345,046
Total assets	$ 4,442,207

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accrued distribution fees and related expenses	$ 3,242,328
Payable to affiliates	34,728
Distributions payable	40,000
Accrued expenses	77,130
Total liabilities	3,394,186
Commitments and contingencies	
Partners' capital	1,048,021
Total liabilities and partners' capital	$ 4,442,207

See Notes to Financial Statements.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2008

Revenues:	
Distribution fees	$ 21,109,495
Service agreement fees	178,685
Commissions	551,088
Base distribution fees	734,612
Compensation rebill	283,600
Licenses and fees rebill	163,741
Other income	72,920
Total revenues	23,094,141
Expenses:	
Distribution and distribution related expenses	21,656,433
Administrative service fee to affiliates	751,912
Wholesale payroll allocation	205,462
Compensation and benefits	61,293
Professional fees	40,285
Licenses and fees	221,714
Franchise tax (credit)	(22,011)
Other expenses	32,296
Total expenses	22,947,384
Income before income taxes	146,757
Provision for income taxes	21,519
Net income	$ 125,238

See Notes to Financial Statements.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED JUNE 30, 2008

	General Partner	Limited Partner	Total Partners' Capital
Balance, July 1, 2007	$ 4,116,803	$ 1,600,980	$ 5,717,783
Net Income	90,171	35,067	125,238
Distributions to BISYS	(3,366,000)	(1,309,000)	(4,675,000)
Contributions from Foreside	28,800	11,200	40,000
Distributions to Foreside	(115,200)	(44,800)	(160,000)
Balance, June 30, 2008	$ 754,574	$ 293,447	$ 1,048,021

See Notes to Financial Statements.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2008

Operating activities:	
Net income	$ 125,238
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities:	
Decrease in distribution fees receivable, net	2,584,880
Decrease in prepaid expenses	12,555
Decrease in receivables from affiliates	901,826
Decrease in deferred expenses	1,449,974
Increase in other receivables	(122,043)
Decrease in accrued distribution fees payable and related expenses	(2,829,923)
Increase in payable to affiliates	34,728
Decrease in accrued other expenses	(59,752)
Net cash provided by operating activities	2,097,483
Financing activities:	
Distributions to BISYS	(4,675,000)
Contributions from Foreside	40,000
Distributions to Foreside	(120,000)
Net cash used in financing activities	(4,755,000)
Net decrease in cash	(2,657,517)
Cash and cash equivalents, beginning of year	5,406,805
Cash and cash equivalents, end of year	$ 2,749,288
Supplemental disclosure of cash flow data:	
Net cash paid to BISYS during the year for income taxes	$ 37,163

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization:

Foreside Distribution Services, L.P. (the "Partnership"), formerly known as BISYS Fund Services Limited Partnership is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Partnership is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") (the successor organization to the National Association of Securities Dealers, Inc.).

On August 1, 2007, Foreside, a wholly-owned subsidiary of Foreside Financial Group, LLC, acquired the Partnership under a purchase and sale agreement among Foreside, The BISYS Group, Inc. and certain BISYS subsidiaries (collectively "BISYS") (the "Acquisition"). Immediately following the Acquisition, the Partnership changed its name from BISYS Fund Services Limited Partnership.

The Partnership serves as distributor and principal underwriter for various investment companies (the "Funds") and, as a result, substantially all of the Partnership's revenues are earned from the Funds or from the sale of the Funds' shares. The sales of the Funds' shares are executed by third party broker-dealers.

The accompanying financial statements have been prepared from the separate records maintained by the Partnership and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Partnership operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash and cash equivalents:

The Partnership maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. The Partnership considers all investments purchased with an original maturity of three months or less to be cash equivalents. Management periodically assesses the financial condition of the banks at which the Partnership maintains deposits and believes that any potential credit loss is minimal. Included in cash equivalents are money market account balances.

Revenue recognition:

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Partnership. Fees earned by the Partnership are principally determined based on average daily net assets of the Funds and, pursuant to EITF 85-24 "Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge," are accrued monthly.

Note 2 - Summary of significant accounting policies (continued):

Revenue recognition (concluded):

Investors in certain classes of the Funds' shares pay commissions to the Partnership for the purchase of those shares based on a percentage of the value of the shares purchased. The Partnership, in turn, pays commissions to the broker-dealers who originated the sales. Certain commission income is recorded net of commission expense such that net commission income represents commissions earned by the Partnership as the selling broker-dealer.

The Partnership receives service agreement fees by providing certain clearing services to its clients as a member of National Securities Clearing Corporation. Fees for this service are earned and billed monthly. The Partnership is a Rule 51 member of the National Securities Clearing Corporation ("NSCC"). When the Partnership serves as the principal underwriter for various mutual fund families, the Partnership provides the NSCC clearing services (pursuant to its Rule 51 membership) for such Funds as part of the distribution relationship. In addition, the Partnership has agreed to provide NSCC clearing services (pursuant to its Rule 51 membership) for certain funds for which the Partnership is not the principal underwriter ("Fee for Service NSCC Clearing Services"). The Partnership provides these Fees for NSCC Clearing Services pursuant to a written Services Agreement.

Wholesaling personnel services fees (compensation rebill) are payments made by the Funds' investment advisor, an unaffiliated third party, in accordance with the Agreement. The fees compensate the Partnership for wholesaling activities performed on behalf of the Funds. The wholesale payroll allocation expense consists of the personnel expenditures made by the Partnership in performing the service.

Base distribution fees are fees earned from the Funds' investment advisors for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' advisor to compensate the Partnership for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

Distribution and distribution related expense:

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the distribution plan. Accrued distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (concluded):

Intangibles tax:

The intangibles tax (reflected as franchise tax) represents a net worth-based tax paid by dealers in intangibles in the State of Ohio.

Income taxes:

The Partnership is not subject to Federal income taxes as each partner is individually liable for the taxes, if any, on its distributed share of realized income, gain, loss, deductions or credits. However, up to the date of the Acquisition, as described in Note 1, the Partnership was treated as a disregarded entity and therefore, BISYS and its affiliates will file a consolidated Federal income tax return that includes the Partnership through the Acquisition date. BISYS apportioned Federal income tax expense or benefit among all of the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Partnership. During the year, the Partnership received from BISYS cash consideration for the income tax benefit generated by its 2007 net loss. At the date of the Acquisition, the Partnership paid BISYS cash consideration for the income taxes related to the Partnership's taxable income through the date of the Acquisition.

Effective as of the date of the Acquisition, as the Partnership, its Parent and Foreside Financial Group are all pass through entities, the Partnership no longer records a provision for Federal and state income taxes as the income or loss is allocated to the partners for tax reporting purposes.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Note 3 - Related party transactions:

Prior to the Acquisition, pursuant to a management agreement, BISYS provided various services to the Partnership such as serving as collecting and paying agent, use of office facilities, equipment, personnel and other administrative services. BISYS charged the Partnership an administrative service fee for these services designed to cover the costs of providing such services.

Since the Acquisition, Foreside provides various services to the Partnership such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Partnership an administrative service fee for these services designed to cover the costs of providing such services. At June 30, 2008, amounts due to Foreside for these services amounted to $34,728.

The aggregate administrative fee charged by BISYS and Foreside amounted to $751,912 for the year ended June 30, 2008. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Partnership.

Note 3 - Related party transactions (concluded):

Prior to the Acquisition, the Partnership made a capital distribution to BISYS on August 1, 2007 in the amount of $4,675,000.

After the Acquisition, the Partnership made capital distributions to Foreside totaling $160,000.

After the Acquisition, Foreside made capital contributions to the Partnership totaling $40,000.

Until the date of the Acquisition, the Partnership had agreements with third parties to provide full service administration for certain clients. A related party of the Partnership performed the services and recorded the revenue. For 2008, the amount of revenues for these services was $189,998.

Until the date of the Acquisition, the Partnership had agreements with third parties to provide additional distribution activities for certain clients. A related party of the Partnership performed the services and recorded the revenue. For 2008, the amount of revenues for these services was $36,000.

Note 4 - Net capital requirement:

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At June 30, 2008, the Partnership had net capital of $635,418, which was $409,139 in excess of its minimum required net capital of $226,279. The Partnership's ratio of aggregate indebtedness to net capital at June 30, 2008 was 5.34 to 1.

Note 5 - Regulatory compliance:

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Partnership does not maintain customer accounts or handle customer funds.

Note 6 - Contracts:

The Partnership has an Agreement with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements have an initial term of two years. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds automatically for successive one-year terms. The Agreements are terminable without penalty with 60 days' prior written notice, by the Funds' Board of Trustees, by a vote of a majority of the outstanding voting securities of the Funds, or by the Partnership. The Partnership receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

Note 6 - Contracts (concluded):

The Partnership enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the shareholder servicing of the Fund shareholders. The Partnership pays these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective agreements.

The Partnership has Distributor Services Agreements with the Funds' investment advisors for which the Partnership provides the Funds and the Funds' investment advisors with some or all of the marketing and sales support services set forth in the Distribution Agreement and the Distribution Services Agreement, as the parties agree from time to time. The Partnership shall be entitled to receive the compensation and reimbursement of the expenses set forth in the Distribution Services Agreement, based on the services selected by the Funds and/or the investment advisors from time to time. The revenue is realized as base distribution fees. The Distribution Services Agreements contain a fixed annual fee plus a variable portion if additional services are provided. The Distribution Services Agreements continue in effect until terminated by either party. In accordance with the Distribution Services Agreements, the Funds' investment advisors agrees that, if the Funds are not authorized to compensate and reimburse the Partnership in full in accordance with the Distribution Agreements, the Funds' investment advisors shall compensate and reimburse the Partnership to the extent that the Funds are not so authorized.

In July 2007, the Partnership executed an agreement with a third party financing agent with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under this agreement, the Partnership received consideration of $1,449,974 from the third party financing agent in exchange for all future contingent deferred sales charges, 12b-1 fees and shareholder servicing fees due the Partnership from the Funds. The financing agent pays the Partnership the amount of the commission due to the selling broker-dealers which is then remitted to the selling broker-dealers. The consideration received equaled the deferred expenses capitalized related to these funds and hence, the transaction resulted in no gain or loss.

Note 7 - Indemnifications:

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned subsidiary of Foreside Financial Group, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008

Net capital:	
Partners' capital	$ 1,048,021
Deductible for nonallowable assets:	
Prepaid expenses	27,082
Other receivables	345,045
Total	372,127
Net capital before haircuts on security positions	675,894
Haircuts on security positions - other	(40,476)
Net capital	$ 635,418
Aggregate indebtedness - total liabilities	$ 3,394,186
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000 minimum dollar net capital requirement)	$ 226,279
Excess net capital	$ 409,139
Excess net capital at 1,000%	$ 296,000
Ratio of aggregate indebtedness to net capital	5.34 to 1

There are no material difference between net capital as shown above and the corresponding computation by the Company for inclusion in its unaudited Part IIA FOCUS Report filing as of June 30, 2008.

See Report of Independent Public Accountants.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

SCHEDULE II - DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
JUNE 30, 2008

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Partnership does not maintain customer accounts or handle customer funds.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Partners
Foreside Distribution Services, L.P.

In planning and performing our audit of the financial statements of Foreside Distribution Services, L.P. (the "Partnership") (a wholly-owned subsidiary of Foreside Financial Group, LLC), formerly BISYS Fund Services Limited Partnership, as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures as described in the second paragraph of this report were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
September 29, 2008

END